THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
Lincoln Life Variable Annuity Account N

Lincoln Level Advantage2® B-Class index-linked annuity
Lincoln Level Advantage2® Advisory Class index-linked annuity
Lincoln Level Advantage2®  B-Share index-linked annuity
Lincoln Level Advantage2®  Access index-linked annuity
Lincoln Level Advantage2®  Advisory index-linked annuity

Supplement dated November 7, 2024 to the prospectus dated May 1, 2024

This supplement to your Lincoln Level Advantage2® index-linked annuity Prospectus describes revisions to the Purchase Payment and Guarantee of Principal Death Benefit sections.  All other provisions in your Prospectus not discussed in this Supplement remain unchanged.

DESCRIPTION OF CHANGES

For all contracts purchased on or after November 7, 2024, the following sections have been revised as follows:

The Contracts – Purchase Payment – The first paragraph has been replaced with the following:
The minimum Purchase Payment is $25,000. We do not accept additional Purchase Payments after the Contract has been issued to you. Accordingly, you will be unable to increase your Contract Value or Death Benefit by making subsequent Purchase Payments. If the Purchase Payment submitted does not meet the minimum amount, we will contact you to ask whether additional money will be sent, or whether we should return the Purchase Payment to you. Any funds received after 45 days from the date you signed your application (or submitted an electronic application) will be returned to you.
If we choose to extend that time period, the 45-day rate hold period will expire and the crediting rates currently in effect would apply. Any funds received after your Contract has been issued will be returned to you.  You can find the crediting rates currently in effect at www.lfg.com/llarates or by calling us at 1-877-737-6872.
The Contracts – Allocation of the Purchase Payment - This section is replaced in its entirety with the following:
The Purchase Payment will be allocated, according to your instructions, among one or more of the Indexed Accounts available under your Contract. The minimum amount that may be allocated into an Indexed Account is $2,000.
The Contract effective date will be the date on which money is first applied to the Indexed Accounts to establish the initial Indexed Term and will be the Indexed Anniversary Date. After the Indexed Anniversary Date is established, that is the only date each year that allocations can be invested in the Indexed Accounts.  Your Contract will be issued, at the earlier of, when the entire Purchase Payment is received or no later than the 45th calendar day after the date you signed your application (or submitted an electronic application), provided the minimum Purchase Payment requirement was met. All funds received on or prior to the Contract effective date will be considered your Purchase Payment.
If the last day to issue your contract is not a business day, the Contract effective date and the initial indexed values for your Indexed Segments will be the closing value of the next Valuation Date. Excluding February 29th, any calendar date can be a Contract Date, Indexed Anniversary Date, or Valuation Date.
The rates for the initial Indexed Segments you selected will be determined based on any applicable crediting rate hold restrictions. For current crediting rate hold restrictions please call us at 1-877-737-6872.  Current rates are available on our website at www.lfg.com/llarates.
Death Benefit – Guarantee of Principal Death Benefit – The following replaces the first sentence of the third paragraph of this section:
A charge is applied for the Guarantee of Principal Death Benefit if the oldest of the Contractowner, joint owner (if applicable), or Annuitant is age 76 or older at the time the Contract is issued.

Please keep this supplement for future reference.